EXIBIT 1-A -3 HOLDER RIGHTS

The holders of the Common shareholders are granted six rights: voting power, ownership, the right to transfer ownership, a claim to dividends, the right to inspect corporate documents, and the right to sue for wrongful acts.

1.	Voting power on major issues. Voting power includes electing directors and proposals for fundamental changes affecting the company such as mergers or liquidation. Voting takes place at the company’s annual meeting. If the shareholder cannot attend, they can do so by proxy and mail in their vote.

2.	Ownership in a portion of the company. When a business thrives, common shareholders own a piece of something that has value. Usually, the better a company performs and the brighter its outlook, the higher its valuation rises and the price that each share of ownership fetches. So, if you own a stake in a company that keeps growing profits, your slice of ownership should grow in value and be worth more than what you initially paid.

3.	The right to transfer ownership. Private transactions between friends, neighbors, business associates or family members are no longer subject to regulations that used to call for waiting years to achieve required holding periods or obtaining complex legal opinions reciting facts supporting exemptions allowing private transactions. Review Section 4(a)(7) Security Act

4.	Entitlement to dividends. Capital appreciation isn't the only way common shareholders make money. They also may receive periodic cash payments from the company they're invested in. Management of a company essentially has two options with profits: they can be reinvested back into the firm or paid out in the form of a dividend. Investors do not have a say as to what percentage of profits should be paid out—the board of directors decides this. However, whenever dividends are declared, common shareholders are entitled to receive their share.

5.	Opportunity to inspect corporate books and records. Shareholders have the right to examine basic documents such as company bylaws and minutes of board meetings.

6.	The right to sue for wrongful acts. Suing a company typically takes the form of a shareholder class-action lawsuit.